Exhibit 15.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Endava plc:
We consent to the incorporation by reference in the registration statements on Form S-8 (File No. 333-228717) and Form F-3 (File No. 333-229213) of Endava plc of our reports dated September 15, 2020, with respect to the consolidated balance sheets of Endava plc as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of June 30, 2020, which reports appear in the June 30, 2020 annual report on Form 20-F of Endava plc.
Our report dated September 15, 2020 on the effectiveness of internal control over financial reporting as of June 30, 2020, expresses our opinion that Endava plc did not maintain effective internal control over financial reporting as of June 30, 2020 because of the effect of material weaknesses related to the achievement of the objectives of the control criteria and contains an explanatory paragraph that states material weaknesses related to IT General Controls, Risk Assessment, and Adequate Training and Knowledge have been identified and included in management’s assessment.

Also, our report dated September 15, 2020, on the consolidated financial statements, refers to a change to the method of accounting for leases as of July 1, 2019 due to the adoption of IFRS 16 Leases.

/s/ KPMG LLP
London, United Kingdom
September 15, 2020